# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Compass, Inc., CIK 0001563190
CUSIP: 20464U100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 110 Fifth Avenue, 4th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001847178

## Reporting persons
- Robert L. Reffkin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,639,284; shared voting power 8,762,246; sole dispositive power 14,639,284; shared dispositive power 8,762,246; aggregate amount beneficially owned 23,401,530 (4.6% of the class)
  Comment: Sole Voting Power, Shared Voting Power, Sole Dispositive Power, Shared Dispositive Power, Aggregate amount beneficially owned by each reporting person (footnotes (1)(2))
  
  Percent of Class represented by amount in row (9) (footnotes (2)(3)(4))
  
  (1) Consists of (i) 3,000,000 shares of Class A common stock held of record by Mr. Reffkin, (ii) 7,633,787 shares of Class C common stock held of record by Mr. Reffkin, (iii) 814,627 shares of Class A common stock subject to outstanding Restricted Stock Units ("RSUs") held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2024, (iv) 411,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,148,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp, (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp, and (viii) 78,135 shares of Class A common stock held of record by Reffkin 2022 Family Trust. The reporting person has shared voting and dispositive power over shares listed in (iv), (v), (vii) and (viii) above and sole voting and dispositive power over shares listed in (vi) above.
  
  (2) Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Restated Certificate of Incorporation.
  
  (3) The percent of class was calculated based on 501,304,545 shares of Class A common stock and 11,758,787 shares of Class C common stock outstanding as of December 31, 2024, as provided by the Issuer.
  
  (4) Based on the aggregate number of shares of Class A common stock and Class C common stock beneficially owned by the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class C common stock. The 10,828,116 shares of Class A common stock, 11,758,787 shares of Class C common stock and 814,627 shares of Class A common stock subject to outstanding RSUs beneficially owned by the reporting person represent 33.5% of the aggregate combined voting power of the Class A common stock and Class C common stock.

## Item 1. Issuer
Name of issuer: Compass, Inc.
Address of issuer's principal executive offices: 110 Fifth Avenue, 4th Floor, New York, NY, 10011

## Item 2. Person Filing
Name of person filing: Robert L. Reffkin
Address of principal business office or, if none, residence: 110 Fifth Avenue, 4th Floor, New York, New York, 10011
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
23,401,530(1)(2)

(1) Consists of (i) 3,000,000 shares of Class A common stock held of record by Mr. Reffkin, (ii) 7,633,787 shares of Class C common stock held of record by Mr. Reffkin, (iii) 814,627 shares of Class A common stock subject to outstanding Restricted Stock Units ("RSUs") held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2024, (iv) 411,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,148,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp, (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp, and (viii) 78,135 shares of Class A common stock held of record by Reffkin 2022 Family Trust. The reporting person has shared voting and dispositive power over shares listed in (iv), (v), (vii) and (viii) above and sole voting and dispositive power over shares listed in (vi) above.

(2) Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Restated Certificate of Incorporation.
Percent of class:
4.6(2)(3)(4)

(2) Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Restated Certificate of Incorporation.

(3) The percent of class was calculated based on 501,304,545 shares of Class A common stock and 11,758,787 shares of Class C common stock outstanding as of December 31, 2024, as provided by the Issuer.

(4) Based on the aggregate number of shares of Class A common stock and Class C common stock beneficially owned by the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class C common stock. The 10,828,116 shares of Class A common stock, 11,758,787 shares of Class C common stock and 814,627 shares of Class A common stock subject to outstanding RSUs beneficially owned by the reporting person represent 33.5% of the aggregate combined voting power of the Class A common stock and Class C common stock.
Sole power to vote or to direct the vote:
14,639,284(1)(2)

(1) Consists of (i) 3,000,000 shares of Class A common stock held of record by Mr. Reffkin, (ii) 7,633,787 shares of Class C common stock held of record by Mr. Reffkin, (iii) 814,627 shares of Class A common stock subject to outstanding Restricted Stock Units ("RSUs") held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2024, (iv) 411,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,148,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp, (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp, and (viii) 78,135 shares of Class A common stock held of record by Reffkin 2022 Family Trust. The reporting person has shared voting and dispositive power over shares listed in (iv), (v), (vii) and (viii) above and sole voting and dispositive power over shares listed in (vi) above.

(2) Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Restated Certificate of Incorporation.
Shared power to vote or to direct the vote:
8,762,246(1)(2)

(1) Consists of (i) 3,000,000 shares of Class A common stock held of record by Mr. Reffkin, (ii) 7,633,787 shares of Class C common stock held of record by Mr. Reffkin, (iii) 814,627 shares of Class A common stock subject to outstanding Restricted Stock Units ("RSUs") held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2024, (iv) 411,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,148,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp, (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp, and (viii) 78,135 shares of Class A common stock held of record by Reffkin 2022 Family Trust. The reporting person has shared voting and dispositive power over shares listed in (iv), (v), (vii) and (viii) above and sole voting and dispositive power over shares listed in (vi) above.

(2) Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Restated Certificate of Incorporation.
Sole power to dispose or to direct the disposition:
14,639,284(1)(2)

(1) Consists of (i) 3,000,000 shares of Class A common stock held of record by Mr. Reffkin, (ii) 7,633,787 shares of Class C common stock held of record by Mr. Reffkin, (iii) 814,627 shares of Class A common stock subject to outstanding Restricted Stock Units ("RSUs") held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2024, (iv) 411,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,148,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp, (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp, and (viii) 78,135 shares of Class A common stock held of record by Reffkin 2022 Family Trust. The reporting person has shared voting and dispositive power over shares listed in (iv), (v), (vii) and (viii) above and sole voting and dispositive power over shares listed in (vi) above.

(2) Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Restated Certificate of Incorporation.
Shared power to dispose or to direct the disposition:
8,762,246(1)(2)

(1) Consists of (i) 3,000,000 shares of Class A common stock held of record by Mr. Reffkin, (ii) 7,633,787 shares of Class C common stock held of record by Mr. Reffkin, (iii) 814,627 shares of Class A common stock subject to outstanding Restricted Stock Units ("RSUs") held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2024, (iv) 411,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,148,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp, (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp, and (viii) 78,135 shares of Class A common stock held of record by Reffkin 2022 Family Trust. The reporting person has shared voting and dispositive power over shares listed in (iv), (v), (vii) and (viii) above and sole voting and dispositive power over shares listed in (vi) above.

(2) Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer's Restated Certificate of Incorporation.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert L. Reffkin: /s/ Robert Reffkin, Robert L. Reffkin, Founder and CEO (02/14/2025)